Jiangbo Pharmaceuticals, Inc.
Middle Section, Longmao Street, Area A, Laiyang Waixiangxing Industrial Park
Laiyang City, Yantai, Shandong Province, People’s Republic of China 265200

August 13, 2009

Mr. Frank Wyman Securities and Exchange Commission, Division of Corporation Finance 100 F Street, N.E., Washington, D.C. 20549-3561

Re:	Jiangbo Pharmaceuticals, Inc. Form 10-K/A and Form 10-Q/A Filed on April 10, 2009 File No. 000-53037
Dear Mr. Wyman:

Jiangbo Pharmaceuticals, Inc. (the “Company”) is in receipt of the Staff’s letter dated July 17, 2009 relating to its amended annual report and quarterly report referenced above.  While the Company is endeavoring to respond to the Staff’s comments in a timely manner, we are respectfully requesting to extend the time by which the Company must respond to the comments.  We would respectfully request that the Staff provide the accommodation to the Company to allow it until August 21, 2009 to respond so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Company and our independent public accountants.

Please feel free to contact our counsel Angela Dowd of Loeb & Loeb at (212) 407-4097 with any questions or concerns in this regard.

Sincerely, /s/ Wubo Cao _________________________ Wubo Cao Chief Executive Officer

cc:	Angela Dowd Loeb & Loeb LLP